

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 15, 2011

Ms. Xiaoling Ye
Chairman
China Wood, Inc.
c/o Linyi Chan Tseng Wood Co., Ltd.
Daizhuang Industry Zone, Yitang Town
Lanshan District, Linyi City, Shandong
People's Republic of China 276000

> **Re: China Wood, Inc.**
> **Pre-effective Amendment 2 to Registration Statement on Form S-1**
> **Filed March 10, 2011**
> **File No. 333-170880**

Dear Ms. Ye

We reviewed the filing and have the comments below.

General

1. In a location you deem appropriate, revise the registration statement to identify counsel and to provide counsel's address as required by paragraph 23 of Schedule A of the Securities Act. Also revise the legal opinion to cross reference to the disclosure in the registration statement.

Executive Compensation, page 44

2. Please provide Item 402 disclosure for the last completed fiscal year. See Item 11 of Form S-1.

Security Ownership of Certain Beneficial Owners and Management

3. It appears as though you provide Item 403 disclosure as of "the date of closing." Please clarify the reference the date of closing, and, if necessary, update the information as of the most recent practicable date. See Item 403 of Regulation S-K.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company

Ms. Xiaoling Ye
March 15, 2011
Page 2

and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.
- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Kevin W. Stertzel, Staff Accountant, at (202) 551-3723 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

cc: By facsimile to (732) 5777-1188 and U.S. Mail
        Eric M. Stein, Esq.
        Anslow & Jaclin, LLP
        195 Route 9 South, Suite 204
        Manalapan, NJ 07726